Exhibit 99.1

News release

Biofrontera reports preliminary revenue for the month of April 2021

Leverkusen, May 6, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the month of April 2021.

The Company’s preliminary, unaudited revenue from product sales in April 2021 amounted to approximately EUR 2,491 thousand, compared to EUR 492 thousand in April 2020, an increase of 406%. Total revenue for the month of April 2020 was EUR 6,602 thousand, whereby April 2020 included a one-time down payment of EUR 6,000 thousand from Maruho Co., Ltd as part of a license and supply agreement.

Preliminary revenues from product sales in the US were around EUR 1,821 thousand compared to EUR 333 thousand in April 2020, an increase of 447%. In Germany, revenues from product sales amounted to approximately EUR 441 thousand, compared to EUR 143 thousand in April 2020, an increase of 208%. In the rest of Europe, the Company generated product sales of around EUR 229 thousand, compared to EUR 17 thousand in April 2020, a plus of 1,247%.

Preliminary unaudited revenues

	April			January - April
in EUR thousands	2021	2020	2019	2021	2020	2019
USA	1,821	333	1,767	5.631	4,513	6,939
Germany	441	143	353	1,845	1,453	1,425
Europe (ex Germany)	229	17	191	493	836	755
Total revenue from product sales	2,491	492	2,311	7,969	6,802	9,119
Revenues from R&D projects and license payments	-	6,110	44	-	6,273	44
Total revenue	2,491	6,602	2,355	7,969	13,075	9,163

For better comparability, the Company also included the monthly sales performance before the pandemic in 2019. Compared to 2019, total product sales in 2021 were up 8% in all markets. In detail, April 2021 sales were up 3% in the U.S., 25% in Germany and 20% in the rest of the European markets compared to April 2019.

The sales increase compared to the previous year already perceived since mid-March 2021, especially in our most important sales market, the USA, continued strongly in April 2021. This indicates a significant recovery of the COVID-19 situation in the USA as well as in Germany - presumably also due to the high vaccination rates.

-End-

1

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

2